FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

February 18, 2005

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

AMEX / TSX: LCC

"FEBRUARY 17 -2005"	NR:05-04

EXERCISE PERIOD ON WARRANTS SHORTENED

Vancouver, British Columbia – Lumina Copper Corp announces that it has given notice to each of the holders of the Company’s warrants issued January 8, 2004 that the period to exercise their warrants has been shortened from January 8, 2006 to March 17, 2005.

The warrants (issue numbers 04/01/01 to 04/01/12 and 04/01/01US to 01/01/03US) contain a provision that should the closing price of the Company’s shares be at least C$7.00 per share for ten consecutive days, the Company has the right, upon giving notice, to reduce the exercise period applicable to the warrants to 21 business days following the date of giving such notice.  The Company’s shares have traded in excess of C$7.00 per share for the ten consecutive trading days February 1, 2005 to February 14, 2005, inclusively.  The warrants are exercisable at C$5.50 per share.

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: "Anthony Floyd"	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

AMEX / TSX: LCC

"FEBRUARY 18 -2005"	NR:05-05

LUMINA FILES REGALITO NI 43-101 TECHNICAL REPORT ON SEDAR

Vancouver, British Columbia – Lumina Copper Corp announces that it has filed a Technical Report on SEDAR compliant with NI 43-101 for its Regalito copper project in Chile. The report is filed in support of a mineral resource estimate which was published on January 4th 2005. The resource estimate is based on assay results from 39,617 meters (24,927m reverse circulation, 14,690m drill core) of drilling in 183 holes. The report estimates Measured and Indicated Resources of 628 million tonnes grading 0.43% copper and Inferred Resources of 131 million tonnes grading 0.41% copper, at a cutoff grade of 0.25% copper.

Lumina Copper Corp. commissioned AMEC (Perú) S.A. (AMEC) to provide an independent Qualified Person’s Review and Technical Report for the Regalito Copper Porphyry Property located in northern Chile. Dr. Ted Eggleston, Ph.D., P.Geo (AMEC Associate Geologist) and Robert Cinits, P.Geo. (AMEC Principal Geologist) served as the Qualified Persons responsible for the preparation of the Technical Report. Robert Sim, P.Geo. (Consulting Geologist to Lumina, through Sim Geological) prepared the mineral resource estimate and is the Qualified Person for that portion of this report. Steven Blower, P.Geo. (AMEC Senior Geologist) provided AMEC’s review of the mineral resource estimate.

The report can be found at

http://www.sedar.com/csfsprod/data52/filings/00726843/00000002/o%3A%5CRegalito.pdf

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041